# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HENRY SCHEIN INC, CIK 0001000228
CUSIP: 806407102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 135 Duryea Road, Melville, New York (NY), 11747
Date of event which requires filing of this statement: 08/13/2025
Amends the filing with accession number 0001140361-25-009053
Filed by CIK 0002060445
Persons authorized to receive notices and communications: Christopher Lee, Esq., Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, New York (NY), 10001, (212) 750-8300

## Reporting persons
- KKR Hawaii Holdings L.P. (CIK 0002072003): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 15,263,662; shared voting power 0; sole dispositive power 15,263,662; shared dispositive power 0; aggregate amount beneficially owned 15,263,662 (12.6% of the class)
- KKR Hawaii Holdings GP LLC (CIK 0002060444): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 15,263,662; shared voting power 0; sole dispositive power 15,263,662; shared dispositive power 0; aggregate amount beneficially owned 15,263,662 (12.6% of the class)
- KKR Hawaii Aggregator L.P. (CIK 0002060445): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 17,195,548; shared voting power 0; sole dispositive power 17,195,548; shared dispositive power 0; aggregate amount beneficially owned 17,195,548 (14.2% of the class)
- KKR Hawaii Aggregator GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 17,195,548; shared voting power 0; sole dispositive power 17,195,548; shared dispositive power 0; aggregate amount beneficially owned 17,195,548 (14.2% of the class)
- KKR North America Fund XIII SCSp (CIK 0001853689): type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 17,195,548; shared voting power 0; sole dispositive power 17,195,548; shared dispositive power 0; aggregate amount beneficially owned 17,195,548 (14.2% of the class)
- KKR Associates North America XIII SCSp (CIK 0002000835): type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 17,195,548; shared voting power 0; sole dispositive power 17,195,548; shared dispositive power 0; aggregate amount beneficially owned 17,195,548 (14.2% of the class)
- KKR North America XIII S.a r.l. (CIK 0002058745): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 17,195,548; shared voting power 0; sole dispositive power 17,195,548; shared dispositive power 0; aggregate amount beneficially owned 17,195,548 (14.2% of the class)
- KKR North America XIII Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 17,195,548; shared voting power 0; sole dispositive power 17,195,548; shared dispositive power 0; aggregate amount beneficially owned 17,195,548 (14.2% of the class)
- MH Sub I, LLC (CIK 0002061650): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- Indigo Intermediate Co II, LLC (CIK 0002061569): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- IB Aggregator II L.P. (CIK 0002058742): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Indigo Aggregator III GP LLC (CIK 0002058743): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Americas Fund XII (Indigo) L.P. (CIK 0002058744): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Associates Americas XII AIV L.P. (CIK 0001746589): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Americas XII AIV GP LLC (CIK 0001746577): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Group Partnership L.P. (CIK 0001472698): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 17,583,918; shared voting power 0; sole dispositive power 17,583,918; shared dispositive power 0; aggregate amount beneficially owned 17,583,918 (14.5% of the class)
- KKR Group Holdings Corp. (CIK 0001743754): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 17,583,918; shared voting power 0; sole dispositive power 17,583,918; shared dispositive power 0; aggregate amount beneficially owned 17,583,918 (14.5% of the class)
- KKR Group Co. Inc. (CIK 0001932162): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 17,583,918; shared voting power 0; sole dispositive power 17,583,918; shared dispositive power 0; aggregate amount beneficially owned 17,583,918 (14.5% of the class)
- KKR & Co. Inc. (CIK 0001404912): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 17,583,918; shared voting power 0; sole dispositive power 17,583,918; shared dispositive power 0; aggregate amount beneficially owned 17,583,918 (14.5% of the class)
- KKR Management LLP (CIK 0001472694): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 17,583,918; shared voting power 0; sole dispositive power 17,583,918; shared dispositive power 0; aggregate amount beneficially owned 17,583,918 (14.5% of the class)
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 17,583,918; sole dispositive power 0; shared dispositive power 17,583,918; aggregate amount beneficially owned 17,583,918 (14.5% of the class)
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 17,583,918; sole dispositive power 0; shared dispositive power 17,583,918; aggregate amount beneficially owned 17,583,918 (14.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: HENRY SCHEIN INC
Address of issuer's principal executive offices: 135 Duryea Road, Melville, New York (NY), 11747
Comment:
This Amendment No. 4 ("Amendment No. 4") amends and supplements the Schedule 13D, originally filed with the Securities and Exchange Commission on March 17, 2025 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on May 6, 2025, Amendment No. 2 to Schedule 13D filed on May 16, 2025, and Amendment No. 3 ("Amendment No. 3") to Schedule 13D filed on August 8, 2025 (as so amended, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Henry Schein, Inc. (the "Issuer"), a Delaware corporation.

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the Exchange Act), by:

(i) KKR Hawaii Holdings L.P., a Delaware limited partnership;

(ii) KKR Hawaii Holdings GP LLC, a Delaware limited liability company;

(iii) KKR Hawaii Aggregator L.P., a Delaware limited partnership;

(iv) KKR Hawaii Aggregator GP LLC, a Delaware limited liability company;

(v) KKR North America Fund XIII SCSp, a societe en commandite speciale governed by the laws of the Grand Duchy of Luxembourg

(vi) KKR Associates North America XIII SCSp, a societe en commandite speciale governed by the laws of the Grand Duchy of Luxembourg;

(vii) KKR North America XIII S.a r.l., a societe a responsabilite limitee governed by the laws of the Grand Duchy of Luxembourg;

(viii) KKR North America XIII Holdings Limited, a Cayman Islands exempted company;

(ix) MH Sub I, LLC, a Delaware limited liability company;

(x) Indigo Intermediate Co II, LLC, a Delaware limited liability company;

(xi) IB Aggregator II L.P., a Delaware limited partnership;

(xii) KKR Indigo Aggregator III GP LLC, a Delaware limited liability company;

(xiii) KKR Americas Fund XII (Indigo) L.P., a Delaware limited partnership;

(xiv) KKR Associates Americas XII AIV L.P., a Delaware limited partnership;

(xv) KKR Americas XII AIV GP LLC, a Delaware limited liability company;

(xvi) KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;

(xvii) KKR Group Holdings Corp., a Delaware corporation;

(xviii) KKR Group Co. Inc., a Delaware corporation;

(xix) KKR & Co. Inc., a Delaware corporation;

(xx) KKR Management LLP, a Delaware limited liability partnership;

(xxi) Henry R. Kravis, a United States citizen; and

(xxii) George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xx) are collectively referred to herein as the "Reporting Persons").

KKR Hawaii Holdings GP LLC is the general partner of KKR Hawaii Holdings L.P. KKR Hawaii Aggregator L.P. is the sole member of KKR Hawaii Holdings GP LLC. KKR Hawaii Aggregator GP LLC is the general partner of KKR Hawaii Aggregator L.P. KKR North America Fund XIII SCSp is the sole member of KKR Hawaii Aggregator GP LLC. KKR Associates North America XIII SCSp is the general partner of KKR North America Fund XIII SCSp. KKR North Americas XIII S.a r.l. is the general partner of KKR Associates North America XIII SCSp. KKR North America XIII Holdings Limited is the sole shareholder of KKR North America XIII S.a r.l.

Indigo Intermediate Co II, LLC is the sole member of MH Sub I, LLC. IB Aggregator II L.P. is the sole member of Indigo Intermediate Co II, LLC. KKR Indigo Aggregator III GP LLC is the controlling general partner of IB Aggregator II L.P. KKR Americas Fund XII (Indigo) L.P. is the sole member of KKR Indigo Aggregator III GP LLC. KKR Associates Americas XII AIV L.P. is the general partner of KKR Americas Fund XII (Indigo)
L.P. KKR Americas XII AIV GP LLC is the general partner of KKR Associates Americas XII AIV L.P.

KKR Group Partnership L.P. is the sole shareholder of KKR North America XIII Holdings Limited and the sole member of KKR Americas XII AIV GP LLC. KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR Group Co. Inc. is the sole shareholder of KKR Group Holdings Corp. KKR & Co. Inc. is the sole shareholder of KKR Group Co. Inc. KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc. Messrs. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Joseph Bae, Scott Nuttall, Robert Lewin, Ryan Stork, Dane Holmes, and Kathryn King Sudol is an executive officer of KKR Group Holdings Corp. and KKR Group Co. Inc. The directors of KKR Group Holdings Corp. and KKR Group Co. Inc. are Messrs. Bae, Nuttall, Lewin, and Stork and Ms. Sudol.

The executive officers of KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Stork, and Holmes and Ms. Sudol. The directors of KKR & Co. Inc. are listed on Annex A, which was attached to the Initial Schedule 13D, and is incorporated herein by reference ("Annex A").

Each of Messrs. Bae, Nuttall, Stork, and Holmes and Ms. Sudol is a United States citizen, and Mr. Lewin is a Canadian citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 99.4.
Residence or business address:
The address of the business office of MH Sub I, LLC and Indigo Intermediate Co II, LLC is 909 N. Pacific Coast Hwy., 11th floor, El Segundo, CA 90245. The address of the business office of each of the other Reporting Persons and the other individuals named in this Item 2, unless as otherwise noted below, is:

30 Hudson Yards
New York, New York 10001

The address of the principal business office of Messrs. Kravis, Bae, Nuttall, Lewin, and Stork and Ms. Sudol is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

The address of the principal business office of Mr. Holmes is:

c/o Kohlberg Kravis Roberts & Co. L.P.
555 California Street, 50th Floor
San Francisco, CA 94104

The address of the business office of each of the individuals listed on Annex A (other than Messrs. Kravis, Roberts, Bae, and Nuttall) is listed therein.
Present principal occupation or employment:
KKR Hawaii Holdings L.P. is principally engaged in making investments. MH Sub I, LLC is principally engaged in the business of digital media, marketing and software services. KKR Hawaii Aggregator L.P., KKR Hawaii Holdings GP LLC, KKR Hawaii Aggregator GP LLC, KKR North America Fund XIII SCSp, KKR Associates North America XIII SCSp, KKR North America XIII S.a r.l., KKR North America XIII Holdings Limited, Indigo Intermediate Co II, LLC, IB Aggregator II L.P., KKR Indigo Aggregator III GP LLC, KKR Americas Fund XII (Indigo) L.P., KKR Associates Americas XII AIV L.P. and KKR Americas XII AIV GP LLC are principally engaged in the business of being a general partner, controlling general partner or sole member, as described above and managing investments through other partnerships and limited liability companies. KKR Group Partnership L.P., KKR Group Holdings Corp., KKR Group Co. Inc., KKR & Co. Inc., and KKR Management LLP are principally engaged in being holding companies.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Stork, and Holmes and Ms. Sudol is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is hereby amended as follows:

The information set forth in Item 6 of this Schedule 13D is incorporated by reference into this Item 3.

Item 3 of Schedule 13D is hereby amended to include the following at the end thereof:

As previously disclosed, on August 6, 2025, KKR Hawaii Aggregator L.P. entered into a total return swap (the "August Swap") with Nomura. On August 12, 2025, the initial hedge period was completed, and the number of notional shares of Common Stock covered by the August Swap was set at 1,874,538 shares of Common Stock and the notional price per share was determined to be $66.19. Pursuant to the August Swap, KKR Hawaii Aggregator L.P. has the right to acquire, and Nomura has the obligation to deliver to KKR Hawaii Aggregator L.P., an aggregate of 1,874,538 shares of Common Stock.

The source of funds that will be used to acquire the reported shares of Common Stock is expected to come from the proceeds from the Margin Loan Agreement or capital contributions of the Reporting Persons and/or their respective partners, members and other affiliates.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of Schedule 13D is hereby amended and restated as follows:

The response of the Reporting Persons to rows 11 and 13 on the cover pages of this Schedule 13D are incorporated by reference herein.

The Reporting Persons beneficially own an aggregate of 17,583,918 shares of Common Stock, representing approximately 14.5% of the outstanding shares of Common Stock of the Issuer. The Reporting Persons' beneficial ownership consists of: (i) 15,263,662 shares of Common Stock held directly by KKR Hawaii Holdings L.P., (ii) 1,931,886 shares of Common Stock that KKR Hawaii Aggregator L.P. has the right to acquire pursuant to the June Swap and the August Swap and (iii) 388,370 shares of Common Stock held directly by MH Sub I, LLC. Calculations of the Common Stock beneficially owned are based on an aggregate of 121,268,398 shares of Common Stock outstanding as of July 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2025.

KKR Hawaii Holdings GP LLC (as the general partner of KKR Hawaii Holdings L.P.), KKR Hawaii Aggregator L.P. (as the sole member of KKR Hawaii Holdings GP LLC), KKR Hawaii Aggregator GP LLC (as the general partner of KKR Hawaii Aggregator L.P.), KKR North America Fund XIII SCSp (as the sole member of KKR Hawaii Aggregator GP LLC), KKR Associates North America XIII SCSp (as the general partner of KKR North America Fund XIII SCSp), KKR North America XIII S.a r.l. (as the general partner of KKR Associates North America XIII SCSp), KKR North America XIII Holdings Limited (as the sole shareholder of KKR North America XIII S.a r.l.), KKR Group Partnership L.P. (as the sole shareholder of KKR North America XIII Holdings Limited), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein as being held directly by KKR Hawaii Holdings L.P.

KKR Hawaii Aggregator GP LLC (as the general partner of KKR Hawaii Aggregator L.P.), KKR North America Fund XIII SCSp (as the sole member of KKR Hawaii Aggregator GP LLC), KKR Associates North America XIII SCSp (as the general partner of KKR North America Fund XIII SCSp), KKR North America XIII S.a r.l. (as the general partner of KKR Associates North America XIII SCSp), KKR North America XIII Holdings Limited (as the sole shareholder of KKR North America XIII S.a r.l.), KKR Group Partnership L.P. (as the sole shareholder of KKR North America XIII Holdings Limited), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein that KKR Hawaii Aggregator L.P. has the right to acquire pursuant to the June Swap and the August Swap.

Indigo Intermediate Co II, LLC (as the sole member of MH Sub I, LLC), IB Aggregator II L.P. (as the sole member of Indigo Intermediate Co II, LLC, KKR Indigo Aggregator III GP LLC (as the controlling general partner of IB Aggregator II L.P.), KKR Americas Fund XII (Indigo) L.P. (as the sole member of KKR Indigo Aggregator III GP LLC), KKR Associates Americas XII AIV L.P. (as the general partner of KKR Americas Fund XII (Indigo) L.P.), KKR Americas XII AIV GP LLC (as the general partner of KKR Associates Americas XII AIV L.P.), KKR Group Partnership L.P. (as the sole member of KKR Americas XII AIV GP LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein as being held directly by MH Sub I, LLC as a result of such sole member, controlling general partner, general partner, sole shareholder, preferred stockholder or founding partner relationship, as applicable, but each disclaims beneficial ownership of such securities.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The response of the Reporting Persons to rows 7 through 10 on the cover pages of this Schedule 13D are incorporated by reference herein. See Item 5(a) above.
Transactions in the class effected during the past sixty days: Item 3 hereof, which is incorporated herein by reference, sets forth all transactions with respect to the shares of Common Stock effected since the filing of Amendment No. 3 with the SEC on August 8, 2025 by any of the Reporting Persons. Except as otherwise set forth herein, no Reporting Person, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2, has engaged in any transaction in Common Stock since the filing of Amendment No. 3 with the SEC on August 8, 2025.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 of this Schedule 13D is incorporated by reference into this Item 6.

JOINDER TO PARTNERSHIP AGREEMENT AND REGISTRATION RIGHTS AGREEMENT

On August 14, 2025, in connection with the entry into the Margin Loan Agreement (defined below), (i) KKR Hawaii Aggregator L.P. contributed 15,263,662 shares of Common Stock to KKR Hawaii Holdings L.P. and (ii) KKR Hawaii Holdings L.P. and KKR Hawaii Holdings GP LLC signed a joinder agreement to each of the Partnership Agreement and the Registration Rights Agreement pursuant to which they agreed to become a party to, and to be bound by the provisions of, the Partnership Agreement applicable to the "Investor Party" as defined therein, and the Registration Rights Agreement applicable to the "Holder" as defined therein.

MARGIN LOAN FACILITY

KKR Hawaii Holdings L.P. and KKR Hawaii Holdings GP LLC have entered into a Margin Loan Agreement, dated as of August 14, 2025 (as amended from time to time, the "Margin Loan Agreement" and together with any borrowing notice and each agreement or instrument delivered pursuant to the foregoing or pursuant to the security interests and collateral granted in accordance with the foregoing, including pursuant to one or more Pledge and Security Agreements, the "Margin Loan Documentation"), with the lenders party thereto (each, a "Lender" and collectively, the "Lenders"), UBS AG Stamford Branch, as administrative agent, and UBS AG London Branch and Mizuho Securities USA LLC, as joint calculation agents. As of August 14, 2025, KKR Hawaii Holdings L.P. has borrowed an aggregate of $300,000,000 under the Margin Loan Agreement. Pursuant to the Margin Loan Agreement, KKR Hawaii Holdings L.P.'s obligations are secured by a pledge of an aggregate of 15,263,662 shares of Common Stock owned by KKR Hawaii Holdings L.P. (the "Pledged Shares").

The loans under the Margin Loan Agreement are expected to mature on or about August 14, 2028. Upon the occurrence of certain events that are customary for these type of loans, the Lenders may exercise their rights to require KKR Hawaii Holdings L.P. to pre-pay the loan proceeds or post additional collateral, and the Lenders may exercise their rights to foreclose on, and dispose of, the Pledged Shares and other collateral, in each case, in accordance with the Margin Loan Documentation.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit No. Description
99.4 Joint Filing Agreement by and among the Reporting Persons.
Exhibit E Margin Loan Agreement, dated as of August 14, 2025, by and among KKR Hawaii Holdings L.P., KKR Hawaii Holdings GP LLC, the lenders party thereto, UBS AG Stamford Branch, as administrative agent, and UBS AG London Branch and Mizuho Securities USA LLCA, as joint calculation agents.

## Signatures
- KKR Hawaii Holdings L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Hawaii Holdings GP LLC, its general partner (08/15/2025)
- KKR Hawaii Holdings GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/15/2025)
- KKR Hawaii Aggregator L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Hawaii Aggregator GP LLC, its general partner (08/15/2025)
- KKR Hawaii Aggregator GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/15/2025)
- KKR North America Fund XIII SCSp: /s/ Christopher Lee, Christopher Lee, Authorized Signatory, KKR North America XIII S.a r.l., GP of KKR Associates North America XIII SCSp, its general partner (08/15/2025)
- KKR Associates North America XIII SCSp: /s/ Christopher Lee, Christopher Lee, Authorized Signatory, KKR North America XIII S.a r.l., its general partner (08/15/2025)
- KKR North America XIII S.a r.l.: /s/ Christopher Lee, Christopher Lee, Authorized Signatory (08/15/2025)
- KKR North America XIII Holdings Limited: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/15/2025)
- MH Sub I, LLC: /s/ B. Lynn Walsh, B. Lynn Walsh, Secretary (08/15/2025)
- Indigo Intermediate Co II, LLC: /s/ B. Lynn Walsh, B. Lynn Walsh, Secretary (08/15/2025)
- IB Aggregator II L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Indigo Aggregator III GP LLC, its controlling general partner (08/15/2025)
- KKR Indigo Aggregator III GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/15/2025)
- KKR Americas Fund XII (Indigo) L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Americas XII AIV GP LLC, GP of KKR Associates Americas XII AIV L.P., its general partner (08/15/2025)
- KKR Associates Americas XII AIV L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Americas XII AIV GP LLC, its general partner (08/15/2025)
- KKR Americas XII AIV GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/15/2025)
- KKR Group Partnership L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Holdings Corp., its general partner (08/15/2025)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary (08/15/2025)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (08/15/2025)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (08/15/2025)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/15/2025)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (08/15/2025)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (08/15/2025)